December 8, 2006

Via Facsimile and U.S. Mail (574) 642-1003

Jeffery D. Mowery
Vice President of Finance and Chief Financial Officer
Supreme Industries, Inc.
P.O. Box 237
2581 E. Kercher Road
Goshen, IN 46528

RE: Supreme Industries, Inc.
File No. 01-08183
Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Mowery:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief